Exhibit 4.2
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934
Root, Inc. had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Class A common stock, $0.0001 par value per share (“Class A Common Stock”). References herein to the terms “we,” “our” and “us” refer to Root, Inc. and its subsidiaries.
The following description of our capital stock is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, the applicable provisions of our amended and restated certificate of incorporation, as amended, our amended and restated bylaws and our investors’ rights agreement entered into in November 2019, which are filed as exhibits to our Annual Report on Form 10-K, of which this Exhibit 4.2 is a part, and are incorporated by reference herein. We encourage you to read our amended and restated certificate of incorporation, our certificate of amendment to our amended and restated certificate of incorporation, our amended and restated bylaws, our investors’ rights agreement and the applicable provisions of the Delaware General Corporation Law (the “DGCL”), for more information.
General
Our amended and restated certificate of incorporation provides for two classes of common stock: Class A Common Stock and Class B common stock, par value $0.0001 per share (“Class B Common Stock”). In addition, our amended and restated certificate of incorporation authorizes shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.
Our authorized capital stock consists of 1,369,000,000 shares, all with a par value of $0.0001 per share, of which 1,000,000,000 shares are designated as Class A Common Stock, 269,000,000 shares are designated as Class B Common Stock and 100,000,000 shares are designated as preferred stock.
On August 11, 2021, we entered into an Investment Agreement (the “Investment Agreement”) with Carvana Group, LLC (“Carvana”) relating to the issuance of 14,053,096 shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”). The Series A Preferred Stock had an aggregate initial liquidation preference of approximately $126 million (the “Initial Liquidation Preference”) and was convertible into shares of Class A Common Stock at an initial conversion price of $9.00 per share of Class A Common Stock.
On August 12, 2022, we filed a certificate of amendment to our amended and restated certificate of incorporation in order to effect a 1-for-18 reverse stock split of our Class A Common Stock and Class B Common Stock (the “Reverse Stock Split”). As a result of the Reverse Stock Split, every 18 shares of pre-reverse split Class A Common Stock and Class B Common Stock were combined and reclassified into one share of Class A Common Stock and Class B Common Stock, respectively. The Reverse Stock Split had no effect on the number of authorized shares of Class A Common Stock, Class B Common Stock or preferred stock, or on the stated par value of our Class A Common Stock, Class B Common Stock or preferred stock.
As a result of the Reverse Stock Split, the conversion price for the Series A Preferred Stock was adjusted to $162.00 per share of Class A Common Stock (the “Conversion Price”).
Our board of directors is authorized, without stockholder approval except as required by the listing standards of the Nasdaq Stock Market, to issue additional shares of our capital stock.
Class A Common Stock and Class B Common Stock
Voting Rights
Holders of Class A Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted upon by the stockholders. The holders of our Class A Common Stock and Class B Common Stock generally vote together as a single class on all matters submitted to a vote of our stockholders (including the election of directors), unless otherwise required by Delaware law or our amended and restated certificate of incorporation.
Pursuant to the Investment Agreement, Carvana has agreed to vote its shares of preferred stock (i) for our nominees for director and (ii) in the same proportion as unaffiliated stockholders with respect to all other proposals. “Unaffiliated stockholders” shall not include any of our current directors or officers or any other beneficial owner of more than 5.0% (determined on a fully diluted basis) of our outstanding Class A Common Stock and Class B Common Stock (other than investors that are eligible to file a Schedule 13G with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 13d-1(b) under the Exchange Act) and any affiliate of any of the foregoing persons.
Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors.
Dividend Rights
Holders of Class A Common Stock and Class B Common Stock are entitled to ratably receive dividends if, as, and when declared from time to time by our board of directors at its own discretion out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.
Applicable insurance laws restrict the ability of our insurance subsidiaries to declare stockholder dividends and require insurance companies to maintain specified levels of statutory capital and surplus. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance subsidiaries may in the future adopt statutory provisions more restrictive than those currently in effect.
Right to Receive Liquidation Distributions
Upon our dissolution, liquidation, or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our Class A Common Stock and Class B Common Stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.
Subdivisions and Combinations
If we subdivide or combine in any manner outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other classes will be subdivided or combined in the same manner.
Other Matters
Our Class A Common Stock and Class B Common Stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions, except for the conversion provisions with respect to the Class B Common Stock described below.
Conversion
Each outstanding share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. On any transfer of shares of Class B Common Stock, whether or not for value, each such transferred share will automatically convert into one share of Class A Common Stock, except for certain transfers described in our amended and restated certificate of incorporation, including transfers for tax and estate planning purposes, so long as the transferring holder continues to hold sole voting and dispositive power with respect to the shares transferred.
Any holder’s shares of Class B Common Stock will convert automatically into Class A Common Stock, on a one-to-one basis, upon the following: (1) sale or transfer of such share of Class B Common Stock; (2) the death of the holder of Class B Common Stock; and (3) on the final conversion date, defined as the earliest of (a) the first trading day falling nine months after the date on which the outstanding shares of Class B Common Stock represent less than 10% of the aggregate number of shares then outstanding of Class A Common Stock and Class B Common Stock; (b) the tenth anniversary of effectiveness under the DGCL of the amended and restated certificate of incorporation immediately prior to our initial public offering, and (c) the date specified by the holders of a majority of then-outstanding shares of Class B Common Stock, voting together as a single class.
Once transferred and converted into Class A Common Stock, the Class B Common Stock may not be reissued.

Series A Preferred Stock
Maturity
The Series A Preferred Stock is perpetual with no fixed maturity date.
Ranking
The Series A Preferred Stock ranks superior to all of our junior common stock, including both the Class A Common Stock and Class B Common Stock.
Voting Rights
Holders of Series A Preferred Stock are entitled to one vote per share, on an as-converted basis, on all matters to be voted upon by the holders of Class A Common Stock and Class B Common Stock. Holders of Series A Preferred Stock generally vote together with the holders of the Class A Common Stock and Class B Common Stock as a single class on all matters submitted to a vote of our stockholders (including the election of directors), unless otherwise required by Delaware law or our amended and restated certificate of incorporation.
Pursuant to the Investment Agreement, Carvana has agreed to vote its shares of Series A Preferred Stock (i) for our nominees for director and (ii) in the same proportion as unaffiliated stockholders with respect to all other proposals. “Unaffiliated stockholders” shall not include any of our current directors or officers or any other beneficial owner of more than 5.0% (determined on a fully diluted basis) of our outstanding Class A Common Stock and Class B Common Stock (other than investors that are eligible to file a Schedule 13G with the SEC pursuant to Rule 13d-1(b) under the Exchange Act) and any affiliate of any of the foregoing persons.
Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors.
Dividend Rights
Holders of Series A Preferred Stock are not entitled to any dividends, except when, as and if declared by the board of directors at its own discretion out of funds legally available for that purpose following the fifth anniversary of the earlier of the date of completion of the development of an integrated automobile insurance solution for Carvana’s online car buying platform or 18 months following October 1, 2021, following which holders of Series A Preferred Stock are entitled to dividends at a rate of 5.0% per annum.
Applicable insurance laws restrict the ability of our insurance subsidiaries to declare stockholder dividends and require insurance companies to maintain specified levels of statutory capital and surplus. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance subsidiaries may in the future adopt statutory provisions more restrictive than those currently in effect.

Right to Receive Liquidation Distributions
Upon our dissolution, liquidation, or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our Series A Preferred Stock, subject to prior satisfaction of all outstanding debt and liabilities, unless a different treatment is approved by the affirmative vote of the holders of a majority of the Series A Preferred Stock, voting separately as a class.
Other Matters
Our Series A Preferred Stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions, except for the conversion provisions described below.
Conversion
Each outstanding share of Series A Preferred Stock is convertible at any time at the option of the holder into a number of shares of Class A Common Stock equal to the Initial Liquidation Preference plus the amount of any accrued but unpaid dividends thereon as of such date (the “Liquidation Preference) divided by the Conversion Price. In the event that dividends or distributions payable in shares of the Class A Common Stock or Class B Common Stock are paid on the Class A Common Stock or Class B Common Stock, the new conversion price will be the Conversion Price, multiplied by the quotient, rounded to the nearest one-thousandth, of (i) the number of shares of the Class A Common Stock and Class B Common Stock, taken together, outstanding immediately prior to the effectiveness of such an event divided by (ii) the number of shares of the Class A Common Stock and Class B Common Stock, taken together, outstanding immediately following, and solely as a result of, such an event.
The Series A Preferred Stock is mandatorily convertible or redeemable in connection with any change of control of Root, Inc.
Registration Rights
We are party to an investors’ rights agreement that provides holders of a substantial number of shares with rights, subject to certain conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. The registration of shares of our common stock by the exercise of such registration rights would enable the holders of such shares to sell these shares without restriction under the Securities Act of 1933, as amended (the “Securities Act”), when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered pursuant to such registration rights. The registration rights under our investors’ rights agreement will terminate five years after the closing of our initial public offering, or with respect to any particular stockholder, such time after the closing of our initial public offering that such stockholder can sell all of its shares entitled to registration rights under Rule 144 of the Securities Act during any 90-day period.
We are party to a registration rights agreement with Carvana that provides Carvana with rights, subject to certain conditions, to require us to file registration statements covering the sale of their shares or to include its shares in registration statements that we may file for ourselves or other stockholders. The registration of shares of our common stock by the exercise of such registration rights would enable the holder of such shares to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered pursuant to such registration rights.
We are party to a registration rights agreement with certain subsidiaries of BlackRock Financial Management, Inc. (collectively, “BlackRock”) that provides BlackRock with rights, subject to certain conditions, to require us to include its shares in registration statements that we may file for ourselves or other stockholders. The registration of shares of our common stock by the exercise of such registration rights would enable the holder of such shares to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered pursuant to such registration rights.
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.
These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Stockholder Meetings
Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent
Our amended and restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.
Staggered Board
Our board of directors is divided into three classes. The directors in each class serves for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.
Removal of Directors
Our amended and restated certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.
Stockholders Not Entitled to Cumulative Voting
Our amended and restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our Class A Common Stock and Class B Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our Series A Preferred Stock may be entitled to elect.
Delaware Anti-Takeover Statute
We are subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.
Choice of Forum
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for the following claims or causes of action under Delaware statutory or common law: (i) any derivative claim or cause of action brought on our behalf; (ii) any claim or cause of action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders; (iii) any claim or cause of action against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (including any right, obligation, or remedy thereunder); (v) any claim or cause of action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any claim or cause of action against us or any of our current or former directors, officers, or other employees that is governed by the internal-affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. This choice of forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, or the Securities Act. Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Additionally, our amended and restated certificate of incorporation provides that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.
Amendment of Charter Provisions
The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two-thirds of the total voting power of all of our outstanding voting stock.
The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Class A Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.
Exchange Listing
Our Class A Common Stock is listed on the Nasdaq Stock Market under the symbol “ROOT.”

Transfer Agent and Registrar
The transfer agent and registrar for our Class A Common Stock, Class B Common Stock and preferred stock is Equiniti Trust Company, LLC. The transfer agent’s address is 48 Wall Street, Floor 23, New York, New York 10005 and the telephone number is (800) 937-5449.